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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 0-29350

VASOGEN INC.
(Translation of registrant's name into English)

2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

On February 27, 2004, Vasogen Inc. issued a press release "Vasogen Prices Public Offering of Common Shares". The press release announcing the pricing of common shares is attached as Exhibit 99.1 to this report and is incorporated herein by reference. The consent of KPMG LLP to the inclusion of the reports dated December 23, 2003, with respect to the consolidated balance sheets of Vasogen Inc., as at November 30, 2003 and 2002, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003 in Vasogen Inc.'s prospectus supplement, dated February 26, 2004 (the "Prospectus Supplement"), is attached hereto as Exhibit 99.2 to this report and is incorporated herein by reference. The consents of Lang Michener LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP to the reference to their respective firms in the Prospectus Supplement are attached as Exhibits 99.3 and 99.4, respectively, and each is herein incorporated by reference. Exhibits 99.2, 99.3 and 99.4 to this Form 6-K Report of Foreign Issuer are incorporated by reference as exhibits to the Registration Statement on Form F-10 of Vasogen Inc., filed with the Securities and Exchange Commission on October 24, 2003 (File No. 333-109782).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release of Vasogen, Inc. dated February 27, 2004
99.2	Consent of KPMG LLP, chartered accountants
99.3	Consent of Lang Michener LLP
99.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.
By:	/s/ CHRISTOPHER J. WADDICK Christopher J. Waddick Executive Vice President & Chief Financial Officer

Date: February 27, 2004

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EXHIBIT INDEX
SIGNATURES